Corporate Communications                         Exhibit 99.1
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CNH Industrial announces temporary plant shutdowns in Europe

London, October 13, 2021

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that it will temporarily close several of its European agricultural, commercial vehicle and powertrain manufacturing facilities in response to ongoing disruptions to the procurement environment and shortages of core components, especially semiconductors.

CNH Industrial is constantly reviewing its production schedules in response to this highly dynamic environment and plans to shut the concerned plants for no longer than eight working days in the month of October. The Company remains committed to optimizing its manufacturing operations to meet continued strong demand and best serve its dealers and customers.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA